Exhibit 99.3

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of ArQule, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date set forth below.

Date: December 16, 2019	MERCK & CO. INC.

/s/ Robert M. Davis
	Name:	Robert M. Davis
	Title:	Executive Vice President, Global Services and Chief Financial Officer

MERCK SHARP & DOHME CORP.

/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	Senior Vice President, Corporate Development

ARGON MERGER SUB, INC.

/s/ Faye C. Brown
	Name:	Faye C. Brown
	Title:	Assistant Secretary